U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                             FORM 4


1.   Name and Address of Reporting Person:
          Sidney Copeland Pulitzer
          14 Audubon Place
          New Orleans, LA 70118

2.   Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):
          ###-##-####

4.   Statement for Month/Year:
          March, 1998

5.   If Amendment, Date of Original (Month/Year):
          N/A

6. Relationship of Reporting Person to Issuer (Check all applicable):
          __X__ Director
          _____ 10% owner
          _____ Officer (give title below)
          _____ Other (specify below)

          ________________________________


Table II - Derivative Securities Acquired, Disposed of, or
     Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Inst. 3):
          Option to purchase Common Stock.

2.   Conversion or Exercise Price of Derivative Security:
          $0.72

3.   Transaction Date (Month/Day/Year):
          March 26, 1998

4.   Transaction Code (Instr. 8):
          Code: A
          V:  V

5.   Number of Derivaties Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5):
          (A) 1,600
          (D) -

6.   Date Exercisable and Expiration Date (Month/Day/Year):
          Date Exercisable: March 26, 1998
          Expiration Date:  March 25, 2008

7.   Title and Amount of Underlying Securities (Instr. 3 and 4):
     Title:  Common Stock
          Amount or Number of Shares:  1,600

8.   Price of Derivative Security (Instr. 5):
          $-

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4):
          1,600


10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4):
          D

11.  Nature of Indirect Beneficial Ownership (Instr. 4):
          N/A

Explanation of Responses:



_______________________________
/s/ Sidney Copeland Pulitzer
(Signature of Reporting Person)
Date:  June 19, 1998